EXHIBIT 10.28

December 14, 2018
Chris H. Finck

Dear Chris:

I am pleased to offer you the position of Senior Vice President - Chief Sales Officer (Grade 99) for Dean Foods Company. This position will report to Ralph Scozzafava, Chief Executive Officer, and will be based initially out of our Franklin Park, Illinois location. We expect your position to relocate to our Dallas, Texas Headquarters location during the third quarter of 2020. We look forward to having you join our team on January 21, 2019.

Here are the specifics of your assignment:

Base Salary
You will be paid $20,833.34 on a semi-monthly basis, less payroll taxes. Your salary will be reviewed annually (next in March 2020).

Signing Bonus
You will receive one-time signing bonuses totaling $500,000.00. These payments are subject to all regulatory and Dean Foods' required payroll taxes and deductions, including 401(k) withholdings. You will receive the one-time signing bonuses per the following payment schedule:

Payment Within 45 Days After Date Listed Below	Amount
March 16, 2019	$350,000.00
November 16, 2019	$150,000.00

If you voluntarily leave Dean Foods within the 24 months following the payment of the March 16, 2019 signing bonus, you will be responsible for reimbursing Dean Foods for the full gross amount of the signing bonus (prorated based on the number of full months worked during the 24 months following the payment of the signing bonus), and you will not be eligible to receive any unpaid signing bonuses.

If you voluntarily leave Dean Foods within the 12 months following the payment of the November 16, 2019 signing bonus, you will be responsible for reimbursing Dean Foods for the full gross amount of the signing bonus (prorated based on the number of full months worked during the 12 months following the payment of the signing bonus).

Additional Contingent Signing Bonus
You have represented to us that, pursuant to the terms of your current employer's 2018 Short Term Incentive ("STI) plan ("2018 STI Plan"), in order to earn and receive payment of incentives under the plan, you must be employed by your current employer as of the payment date. You have also indicated that the anticipated 2018 STI payment date is on or about March 15, 2019. If, as a result of your resignation, you receive a reduced 2018 STI payout, you will be eligible to receive a one-time bonus from the Company in an amount equal to the difference between the payout to which you would have been entitled under the 2018 STI Plan and the actual payout received, subject to the following contingencies and requirements:

•
Not later than June 30, 2019, you must notify the Company in writing of your efforts to obtain payout of your incentives under the 2018 STI Plan, including a calculation of the payout to which you would have been entitled under the 2018 STI Plan.

•
The amount of the bonus will be determined based on the difference between the actual payout you received under the 2018 STI Plan and the payout to which you would have been entitled under the 2018 STI Plan, up to a maximum of $200,000.00 (gross).

•	In order to be eligible to receive this one-time contingent bonus, you will need to be actively employed by Dean Foods on the payment date of the contingent bonus.

•	The one-time contingent bonus would be paid within 45 days of receipt of your notification, net of payroll taxes, deductions and applicable withholdings.

•
If you voluntarily leave Dean Foods without good reason during the 24 months following the payment of the signing bonus, you will be responsible for reimbursing Dean Foods for the full gross amount of the signing bonus, on a prorated basis (according to the number of full months worked).

Additional Note Regarding Forfeiture of Your Current Employer Compensation
As your Dean Foods start date is after January 15, 2019, your cash retention bonus at your current employer for the period ending January 15, 2019 will not be affected. Therefore, no financial consideration is being made for that item as part of this offer.

Transition Allowance
To assist you with your transition from Illinois to Texas, you will be provided with a monthly allowance in the amount of $5,000.00. This amount is subject to all regulatory and Dean Foods' required payroll taxes and deductions, including 401(k) withholdings. This monthly allowance will begin in February 2019 and will terminate in 18 months (July 2020), or at the time you complete your relocation from Illinois to Texas, whichever occurs first.

Annual Incentive Opportunity
As a Grade 99 executive, you will be eligible to earn an annual incentive as a participant in the Dean Foods Corporate Short-Term Incentive (STI) Plan with a 2019 target amount equal to 70% of your annualized base salary, subject to the achievement of certain financial targets as well as your performance against certain individual objectives. For the 2019 plan year, your STI payment will not be prorated and will be guaranteed at target ($350,000) or based on actual results, if better. The STI payment will be calculated with your annual base salary as of 12/31.

Annual Long-Term Incentive Compensation
You will be eligible for consideration for future Long-Term Incentive (LTI) grants under the Dean Foods Long Term Incentive Program. The exact amount and nature of any future long-term incentive awards will be determined by the Dean Foods Compensation Committee. For the 2019 annual grant cycle (February/ March 2019), you will be recommended for an LTI grant with a target value of $600,000.00.

One-Time New Hire LTI
You will be eligible for a one-time new hire grant under the Dean Foods Long-Term Incentive Program. The target value of your one-time grant will be $600,000.00 and will be delivered 25% in Performance Share Units (PSUs) and 75% in Restricted Stock Units (RSUs). We anticipate this grant will be effective on or around 2/1/2019; however, pursuant to our Long-Term Incentive Plan Guidelines, the stock price used for purposes of converting your award to shares (or target shares) will be the closing price on the date that the Compensation Committee approves the award. You will receive additional details regarding your grant within 90 days of your hire date.

Paid Time Off (PTO)
You will be granted twenty-five (25) days of PTO per year. For 2019, your PTO will be prorated based on your actual start date. Unused PTO is not carried forward from year to year unless required by state law.

Benefits Plan
You will soon be receiving an overview of the health and welfare benefits program. Your eligibility begins on the first day of the month following 60 calendar days of employment; please note that you must complete the health and welfare benefits enrollment process within 45 days of your hire date. Once hired, if you have questions regarding the health and welfare benefits programs or eligibility, please call the Dean Foods Benefits Service Center at 877-224-4909 or go online to www.deanfoods.mercerhrs.com.

Your eligibility for 401(k) benefits will begin on the first day of the month following 60 calendar days of employment. You will receive information regarding these benefits approximately two weeks prior to your eligibility. For questions regarding 401(k) programs or eligibility, please call Fidelity Investments at 800-835-5095.

COBRA Support
Should you elect COBRA (health insurance) coverage from your previous employer, Dean Foods will reimburse you, grossed up for taxes, for your COBRA premiums (less your comparable Dean Foods contribution) until you become eligible for Dean Foods benefits (first of the month following 60 days of employment).

Executive Deferred Compensation Plan
You will be eligible to participate in the Dean Foods Executive Deferred Compensation Plan. The plan provides eligible executives with the opportunity to defer compensation on a pre-tax basis. You will receive general information and enrollment materials during the next enrollment cycle.

Supplemental Executive Retirement Plan
You will be covered by the Dean Foods Supplemental Executive Retirement Plan (SERP) under the plan rules. The SERP is a non-qualified retirement plan that provides an annual Company contribution (currently 4% of eligible excess compensation) to executives whose eligible compensation exceeds the annual IRS-mandated limit for qualified retirement plans. Company contributions are made in June/July for the prior year period. You will receive additional information upon receiving your first plan contribution.

Executive Physical
You will be eligible for a Company-paid Executive Physical every calendar year with the Cooper Institute in Dallas, Texas. To schedule your physical, call 972.560.3227 and reference Dean Foods.

Insider Trading
As a Senior Vice President, you will have access to sensitive business and financial information. Accordingly, from time to time and in accordance with the company's Insider Trading Policy, you will be prohibited from trading Dean Foods' securities (or, in some circumstances, the securities of companies doing business with Dean Foods).

Letter Agreement Regarding Severance Benefits
You will be provided a letter agreement detailing certain terms and conditions of your employment and Severance Benefit entitlements should you experience a Qualifying Termination.

Change-In-Control Provisions
You will be provided a Change in Control agreement comparable to that currently provided to other Dean Foods Senior Vice Presidents.

New Hire Process
This offer of employment is contingent upon your submission to and successful completion of a background check and drug screen. By signing this offer letter, you represent that there is no agreement or promise in place between you and any other company (for example, a non-competition agreement) that would prohibit you from working for Dean Foods. You are also required to comply with the Dean Foods Code of Ethics as a condition of employment, and you understand and agree that you are not to use or disclose the confidential or proprietary information of any prior employer while performing your job with Dean Foods. You also agree that to the extent you have any prohibitions on solicitation of customers or employees from your prior employer, you agree that you will honor those provisions for the allotted time in any relevant agreements.

Relocation Assistance
By accepting this position, you acknowledge that Dean Foods anticipates that the location of your role will transition to Dallas, Texas during the third quarter of 2020. At that time, Dean Foods will provide relocation assistance under the current Level One policy (enclosed), or if the policy has changed and it is mutually agreeable, Dean Foods will provide relocation assistance under the policy in place at that time.

If you have questions regarding these programs or eligibility, please contact our relocation department by phone at 214-721-1290 or via email at Cassandra_ brown-english@deanfoods.com.

Conclusion
Chris, I am very excited about the opportunities at Dean Foods and very excited to have you be a part of our team. I am confident that with your experience, skills, vision and standards, you will make significant contributions to our company in the years to come.

Best regards,

/s/ Ralph Scozzafava

Ralph Scozzafava
Chief Executive Officer and Director
Dean Foods

Agreed and accepted:

/s/ Chris H. Finck
Chris H. Finck

12-19-18
Date

cc.	David Bruns
Jose Motta
Harvey Mitchell